NO ACT

DC

PE
11-30-07



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



07085576

RECD S.E.C.
DEC 2 0 2007
1086

December 20, 2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/20/2007

Re: General Electric Company
Incoming letter dated November 30, 2007

Dear Mr. Mueller:

This is in response to your letter dated November 30, 2007 concerning the shareholder proposal submitted to GE by Kevin Mahar. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
JAN 1 0 2008
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

RECEIVED
2007 NOV 30 PM 5:57
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

November 30, 2007

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposal of Kevin Mahar*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company ("GE"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Shareowners Meeting (collectively, the "2008 Proxy Materials") a shareowner proposal (the "2008 Proposal") and supporting statement received from Kevin Mahar, who has appointed John Chevedden to act on his behalf (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the 2008 Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of GE pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the 2008 Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(12)(ii) because the 2008 Proposal is identical to, and deals with substantially the same subject matter as shareowner proposals that were included in GE's 2006 and 2007 proxy materials, and the vote on the proposal that was included in GE's 2007 proxy materials did not satisfy the standard necessary for resubmission.

THE 2008 PROPOSAL

The 2008 Proposal, entitled "One Director from the Ranks of Retirees" requests that GE's Board of Directors "adopt a policy that each year our Board nominate one Director candidate for our Company's Board of Directors who is a non-executive retiree of our company." A copy of the 2008 Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

ANALYSIS

The 2008 Proposal May Be Excluded under Rule 14a-8(i)(12)(ii).

Rule 14a-8(i)(12)(ii) permits the exclusion of a shareowner proposal if "the proposal deals with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials within the preceding 5 calendar years" and the proposal received "less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years . . . ." As discussed below, the 2008 Proposal is identical to shareowner proposals from the Proponent that GE included in its 2006 and 2007 proxy materials, and the proposal received less than 6% of the vote on its last submission to shareowners.

A. The 2008 Proposal Is Identical to Proposals that Were Included in GE's Proxy Materials in 2006 and 2007.

In its 2007 proxy materials, filed on February 27, 2007, GE included an identical shareowner proposal submitted by the Proponent (the "2007 Proposal"). A copy of the 2007 Proposal as it appeared in GE's 2007 proxy materials is attached hereto as Exhibit B. In its 2006 proxy materials, filed on March 3, 2006, GE also included an identical shareowner proposal submitted by the Proponent (the "2006 Proposal," and together with the 2007 Proposal, the

"Previous Proposals"). A copy of the 2006 Proposal as it appeared in GE's 2006 proxy materials is attached hereto as Exhibit C. Specifically, as with the 2008 Proposal, the Previous Proposals each request that GE "adopt a policy that each year our Board nominate one Director candidate for our Company's Board of Directors who is a non-executive retiree of our company."

The only difference between this submission and prior ones are insignificant revisions to the supporting statements accompanying the proposals. For example, the only differences between the supporting statements of the 2008 Proposal and the 2007 Proposal are that: (1) the 2008 Proposal's supporting statement updated the number of Board members from 15 to 16; (2) the 2008 Proposal included an additional sentence noting that one retiree director "would represent just 6% of the membership of the board—but could offer a unique perspective;" and (3) the Proponent's discussion of a pension surplus in the 2008 Proposal's supporting statement opines that the surplus will diminish each year "because there are fewer older retirees each year" whereas the 2007 Proposal's supporting statement opines that the surplus will diminish "because these retirees are passing away." Similarly, the language of the 2006 Proposal's supporting statement is repeated in the supporting statement accompanying the 2008 Proposal, with the 2008 Proposal's supporting statement containing only minor additional statements. These insignificant changes in the supporting statements do not alter the substance of the three proposals—that GE nominate one non-executive retiree to its Board of Directors.

In order for a company to exclude a resubmission in reliance on Rule 14a-8(i)(12), the proposals must deal with substantially the same subject matter, but need not be identical. *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release"); *Great Lakes Chemical Corp.* (avail. Feb. 22, 1996). In adopting the current version of Rule 14a-8(i)(12), the Commission indicated that the essential factor in determining whether a proposal deals with substantially the same subject matter is the overall substantive concern raised by the proposal rather than the specific language. *See* 1983 Release. Because the resolutions proposed in the 2008 Proposal, 2007 Proposal and 2006 Proposal are identical and the supporting statements are substantially the same, all three proposals raise the same substantive concern, and thus, the 2008 Proposal is excludable under Rule 14a-8(i)(12). *See, e.g., Loews Corp.* (avail. Jan. 16, 2007) (concurring in the exclusion of a proposal that was identical to a proposal submitted the prior year and included in the company's proxy materials, which did not receive the requisite 3% vote under Rule 14a-8(i)(12)(i)); *Bank of America* (avail. Feb. 14, 2006) (permitting exclusion of a proposal under Rule 14a-8(i)(12)(iii) where identical proposals "with only minor changes to the supporting statement" were submitted to a shareowner vote and did not receive the 10% threshold vote on the most recent submission); *Verizon Communications Inc.* (avail. Jan. 16, 2003) (permitting exclusion of a proposal pursuant to Rule 14a-8(i)(12)(iii) that was identical to proposals previously submitted within the last five years, which did not receive the relevant threshold vote on its last submission); *Lawson Products, Inc.* (avail. Mar. 13, 2000) (concurring that a proposal submitted for inclusion in the company's 2000 proxy materials was excludable under Rule 14a-8(i)(12)(iii) because the company had included an identical proposal in each of the prior three proxy statements, which did not receive 10% of the vote on its 1999 submission); *American Int'l Group Inc.* (avail. Nov. 8, 1999) (permitting exclusion of a proposal under Rule 14a-8(i)(12)(i) because an identical proposal was considered at the prior year's annual meeting and did not receive the relevant threshold vote); *BankBoston Corp.* (avail. May 27, 1999) (concurring in the exclusion of a proposal under Rule 14a-8(i)(12)(ii) where virtually identical proposals (with only slight changes in wording) were included in the company's proxy materials for the previous two years and did not receive the vote required for resubmission at the prior annual meeting); *PG&E Corp.* (avail. Jan. 15, 1999) (permitting exclusion of a proposal under Rule 14a-8(i)(12)(iii) that dealt with substantially the same subject matter as prior proposals submitted to the company, where variations in the language of the proposal and supporting statements "merely provide[d] administrative detail, or amplify[ied] the definition[s]" of certain phrases, which received less than 10% of the vote when last submitted to shareowners).

B. The 2007 Proposal Received Less than 6% of the Vote.

As reported in GE's Quarterly Report on Form 10-Q, filed on July 27, 2007 and attached hereto as Exhibit D, the 2007 Proposal received approximately 4.27% of the vote at GE's 2007 Annual Meeting of Shareowners. Specifically, the 2007 Proposal received 6,432,351,603 "against" votes and 286,823,919 "for" votes. In Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001), the Staff stated that for purposes of counting votes under Rule 14a-8(i)(12), abstentions and broker non-votes are not included. Thus, when GE's shareowners last voted on a proposal identical to the 2008 Proposal, it received less than 6% of the vote.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the 2008 Proposal from its 2008 Proxy Materials pursuant to Rule 14a-8(i)(12)(ii). We would be happy to provide additional information and answer any questions that may arise regarding this request. Moreover, GE agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to GE only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or David M. Stuart, GE's Senior Counsel, at (203) 373-2243.

Sincerely,



Ronald O. Mueller

ROM/jlk
Enclosures

cc: David M. Stuart, General Electric Company
John Chevedden

100335598_5.DOC

EXHIBIT A

[Rule 14a-8 Proposal, October 31, 2007]

3 – One Director from the Ranks of Retirees

Resolved: One Director from the Ranks of Retirees. Shareholders recommend that our Board of Directors adopt a policy that each year our Board nominate one Director candidate for our Company's Board of Directors who is a non-executive retiree of our company.

Kevin Mahar, 33 Rockwood Road, Lynnfield, MA 01940 sponsors this proposal.

The substantial number of shares held by the 205,000 General Electric retirees suggests that representation on the Board would be appropriate. A retiree would bring a unique perspective along with increased balance to the Board's deliberations. With 16 directors on our board in 2007 there is clearly room for one retiree director. One retire director would represent just 6% of the membership of the board – but could offer a unique perspective.

By adopting this resolution, we will have the benefit of a director candidate with independence from company management and simultaneously add to the diversity of the Board. One retiree director could help correct an injustice concerning older retirees who get only an $18 monthly pension. Correcting this injustice could improve the morale of current employees.

Older retirees are not covered under a 2003 union contract for most retirees that gives a minimum monthly pension of $33 times the retiree's years of service. There were 57,000 older retirees who could qualify for that $33 minimum. The shame of it all is that the GE pension trust was worth over $49 billion dollars with a surplus of over $9 billion. Correcting this injustice would cost about $250 million a year from the surplus. The amount from the surplus will diminish each year because there are fewer older retirees each year.

Our former Chairman Jack Welch said that GE retirees are the largest block of shareowners in our company. Consequently their interests are aligned with the interests of our company. Accordingly the largest block of shareowners should be represented on our board.

One Director from the Ranks of Retirees

Yes on 3

Notes:

Kevin Mahar, 33 Rockwood Road, Lynnfield, MA 01940 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Kevin Mahar
33 Rockwood Road
Lynnfield, MA 01940

Mr. Jeffrey Immelt
Chairman
General Electric Company (GE)
3135 Easton Turnpike
Fairfield, CT 06828
PH: 203-373-2211
FX: 203-373-3131

Rule 14a-8 Proposal

Dear Mr. Immelt,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,


Kevin Mahar


Date

cc: Brackett B. Denniston III
Corporate Secretary
PH: 203-373-2243
FX: 203-373-2523

EXHIBIT B

Notice of 2007 Annual Meeting and Proxy Statement



best interests of all shareowners. Because each director oversees the management of the company for the benefit of all shareowners, the Board believes that it is appropriately addressing shareowner concerns over the election process and that cumulative voting would not be in the best interests of all shareowners. The Board, therefore, recommends a vote against the proposal.

- **Shareowner Proposal No. 2—Curb Over-Extended Directors**

William Steiner, 112 Abbotsford Gate, Piermont, NY 10968, has notified us that he or his representative, John Chevedden, intends to present the following proposal at this year's meeting:

"RESOLVED: Curb Over-Extended Directors. Shareholders request that board service for our Directors be limited to a total of 3 directorships. One exception would be that fully-retired directors could serve on a maximum of 5 boards. These provisions to be included in our bylaws if practicable.

"Our company is in very complex and diverse businesses and consequently we should expect our directors to have the time for a special commitment to our company—and not be overextended by excessive commitments to other companies. Furthermore our 15-member board is unwieldy due to its size and thus could drift toward CEO-domination.

"Although our directors received notice of our concern for their being over-extended, in the form of shareholder proposals in 2004, 2005 and 2006, three of our directors still served on 5 to 10 boards each in 2006. The 2006 edition of this proposal won the highest vote of any 2006 GE shareholder proposal.

"GE Director Claudio Gonzalez was super-sized in over-extension with his 10 board seats in 2006. Mr. Gonzalez was also rated a "problem director" in 2005 by The Corporate Library (TLC) http://www.thecorporatelibrary.com/ an independent investment research firm. Reason: Mr. Gonzalez chaired the executive compensation committee at Home Depot, which received a CEO Compensation rating of "F" by TCL in 2005. Home Depot still had an "F" rating in corporate governance in 2006. Furthermore Mr. Gonzalez was an active CEO which connotes over-commitment concerns by itself. Mr. Gonzalez was additionally over-committed with service on 3 of our board's key Committees: Audit, Compensation and Nomination.

"Mr. Gonzalez's Compensation Committee service could have contributed to our company's "High Concern" rating in executive compensation. Additionally, Mr. Gonzalez received 10-times the number of against-votes at our 2006 annual meeting compared to some of his fellow GE board members.

"GE Director Samuel Nunn held 5 board seats, including three companies which had 2006 corporate governance ratings of "D" or "F" by The Corporate Library. This included Coca-Cola (KO) and Total System Services (TSS). Furthermore Mr. Nunn served on our Compensation Committee rated "High Concern."

"GE Director James Cash held 5 board seats and was on our key audit committee. Thus 40% of our key Audit Committee members (Mr. Cash and Mr. Gonzalez) each held 5 or 10 board seats each.

"Make sure that the directors aren't so busy serving on other corporate boards that they don't have time for the company whose shares you own." See "Take on the Street" by Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001

"Curb Over-Extended Directors

"Yes on 2"

Our Board of Directors recommends a vote AGAINST this proposal.

The Board has approved and implemented its Governance Principles, which specify that directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the Board for an extended period of time. These principles, which are published on the GE website at http://www.ge.com/en/citizenship/govcomp/governance.htm, also provide that directors who serve as business CEOs or in equivalent positions should not serve on more than two boards of public companies in addition to the GE Board, and other directors should not serve on more than four other boards of public companies in addition to the GE Board. When the Board adopted these principles, it permitted directors who then held positions in excess of these limits to maintain those positions unless the Board determined that doing so would impair the director's service on the GE Board. All of the GE directors have demonstrated great commitments of time, energy and oversight to GE. The Board has recently reaffirmed that those directors grandfathered at the time the Governance Principles were adopted continue to serve with energy and distinction. The Board believes that this proposal is unnecessary because the Board has adequately addressed the concerns it raises and therefore recommends a vote against the proposal.

- **Shareowner Proposal No. 3—One Director from the Ranks of Retirees**

Kevin Mahar, 33 Rockwood Road, Lynnfield, MA 01940, has notified us that he or his representative, John Chevedden, intends to present the following proposal at this year's meeting:

"Resolved: One Director from the Ranks of Retirees. Shareholders recommend that our Board of Directors adopt a policy that each year our Board nominate one Director candidate for our Company's Board of Directors who is a non-executive retiree of our company.

"The substantial number of shares held by the 205,000 General Electric retirees suggests that representation on the Board would be appropriate. A retiree would bring a unique perspective along with increased balance to the Board's deliberations. With 15 director positions on our board there is clearly room for one retiree director.

"By adopting this resolution, we will have the benefit of a director candidate with independence from company management and simultaneously add to the diversity of the Board. One retiree director could help correct an injustice concerning older retirees who get only an $18 per month pension. Correcting this injustice could improve the morale of all retirees and even current employees.

"Older retirees are not covered under a 2003 union contract for most retirees giving a minimum pension of $33 a month times the retiree's years of service. There are over 57,000 older retirees who could qualify for that $33 minimum. The shame of it all is that the GE pension trust is worth over $49 billion dollars with a surplus of over $9 billion. Correcting this injustice would cost about $250 million a year from the surplus. The amount from the surplus will diminish each year because these retirees are passing away.

"Our former Chairman Jack Welch said that GE retirees are the largest block of shareowners in our company. Consequently their interests are aligned with the interests of our company. Accordingly the largest block of shareowners should be represented on our board.

"One Director from the Ranks of Retirees

"Yes on 3"

Our Board of Directors recommends a vote AGAINST this proposal.

The Board's Nominating and Corporate Governance Committee strives to have a Board representing diverse experience at policy-making levels in business, government, education and technology, and in areas that are relevant to the company's global activities. With a Board currently comprised of 12 independent directors out of 16, from different professional and personal backgrounds, the Nominating and Corporate Governance Committee believes it has achieved its objective for an independent and diverse Board. In selecting director nominees, the committee, itself comprised wholly of independent directors, exercises its judgment in selecting the best possible nominees to serve all of our shareowners, and not just a constituency or faction. The committee screens all candidates for directorships in the same manner, regardless of the source of the recommendation. In light of the Board's independence and diversity, we see no reason to change the current nomination process or to require the committee to select one director nominee from the ranks of GE's non-management retirees. The Board therefore recommends a vote against this proposal.

- **Shareowner Proposal No. 4—Independent Board Chairman**

Helen Quirini, 2917 Hamburg Street, Schenectady, New York 12303, has notified us that she or her representative, John Chevedden, intends to present the following proposal at this year's meeting:

"RESOLVED: Shareholders request that our Board establish a rule (specified in our charter or bylaws if practicable) of separating the roles of our CEO and Board Chairman, so that an independent director who has not served as an executive officer of our Company, serve as our Chairman whenever possible.

"This proposal gives our company an opportunity to follow SEC Staff Legal Bulletin 14C to cure a Chairman's non-independence. This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of the 2007 shareholder meeting.

"The primary purpose of our Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including our Chief Executive Officer. Separating the roles of CEO and Chairman can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

"It is important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library, http://www.thecorporatelibrary.com/ an independent research firm rated our company:
  "D" in Corporate Governance.
  "High Concern" in Executive Pay.

"High" in Overall Governance Risk Assessment

- We had no Independent Chairman—Independent oversight concern.
- Cumulative voting was not allowed.
- We had 15 directors—Unwieldy board concern and potential for CEO dominance.
- There were too many active CEOs on our board (10)—Independence concern and CEO over-commitment concern.
- We had 3 insiders on our board—Independence concern.
- One director, Mr. Penske had non-director relationships with our company—Independence concern.

EXHIBIT C

Notice of 2006 Annual Meeting and Proxy Statement



period of time. These principles, which are enclosed in the Appendix at pages 54–61, also provide that directors who serve as business CEOs or in equivalent positions should not serve on more than two boards of public companies in addition to the GE Board, and other directors should not serve on more than four other boards of public companies in addition to the GE Board. When the Board adopted these principles, it permitted directors who then held positions in excess of these limits to maintain those positions unless the Board determined that doing so would impair the director's service on the GE board. All of the GE directors have demonstrated great commitments of time, energy and oversight to GE. The Board has recently reaffirmed that those directors grandfathered at the time the Governance Principles were adopted continue to serve with energy and distinction. The Board believes that this proposal is unnecessary because the Board has adequately addressed the concerns it raises and therefore recommends a vote against the proposal.

- **Shareowner Proposal No. 3 – One Director from the Ranks of Retirees**

William J. Freeda, 58 Ruth Court, Wantagh, NY 11793, has notified us that he or his representative, John Chevedden, intends to present the following proposal at this year's meeting:

"Resolved: One Director from the Ranks of Retirees. Shareholders recommend that our Board of Directors adopt a policy that each year our Board nominate one Director candidate for our Company's Board of Directors who is a non-executive retiree of our company.

"The substantial number of shares held by the 205,000 General Electric retirees suggests that representation on the Board would be appropriate. A retiree would bring a unique perspective along with increased balance to the Board's deliberations.

"Our former Chairman Jack Welch said that GE retirees are the largest block of shareowners in our company. Consequently their interests are aligned with the interests of our company. Accordingly the largest block of shareowners should be represented on our board.

"By adopting this resolution, we will have the benefit of a director candidate with independence from company management and simultaneously add to the diversity of the Board.

"One Director from the Ranks of Retirees

"Yes on 3"

Our Board of Directors recommends a vote AGAINST this proposal.

The Board's Nominating and Corporate Governance Committee strives to have a board representing diverse experience at policy-making levels in business, government, education and technology, and in areas that are relevant to the company's global activities. With a board currently comprised of 11 independent directors out of 15, from different professional and personal backgrounds, the Nominating and Corporate Governance Committee believes it has achieved its objective for an independent and diverse board. In selecting director nominees, the committee,

EXHIBIT D



FORM 10-Q

GENERAL ELECTRIC CO - GE

Filed: July 27, 2007 (period: June 30, 2007)

Quarterly report which provides a continuing view of a company's financial position

Item 2. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period(a)	Total number of shares purchased(b)	Average price paid per share	Total number of shares purchased as part of our share repurchase program(c)	Approximate dollar value of shares that may yet be purchased under our share repurchase program
(Shares in thousands)				
2007				
April	9,078	$35.95	2,522	
May	17,005	$37.43	16,615	
June	36,320	$37.92	35,410	
Total	62,403	$37.50	54,547	$11.7 billion

(a) Information is presented on a fiscal calendar basis, consistent with our quarterly financial reporting.

(b) This category includes 7,856 thousand shares repurchased from our various benefit plans, primarily the GE Savings and Security Program (the S&SP). Through the S&SP, a defined contribution plan with Internal Revenue Service Code 401(k) features, we repurchase shares resulting from changes in investment options by plan participants.

(c) This balance represents the number of shares that were repurchased through the 2004 GE Share Repurchase Program as modified by the GE Board in November 2005 and July 2007 (the Program) under which we are authorized to repurchase up to $27 billion of our common stock through 2008. The Program is flexible and shares are acquired with a combination of borrowings and free cash flow from the public markets and other sources, including GE Stock Direct, a stock purchase plan that is available to the public. As major acquisitions or other circumstances warrant, we modify the frequency and amount of share repurchases under the Program.

Item 4. Submission of Matters to a Vote of Security Holders

2007 Annual Meeting of Shareowners

(a) The 2007 Annual Meeting of Shareowners of General Electric Company was held on April 25, 2007.

(b) All director nominees were elected.

(c) Certain matters voted upon at the meeting and the votes cast with respect to such matters are as follows:

Proposals and Vote Tabulations

	Votes Cast			Broker
	For	Against	Abstain	Non-votes
Management Proposals				
Ratification of KPMG as independent auditors	8,098,514,020	522,683,951	88,480,003	–
Approval of adoption of majority voting for the election of directors	8,479,051,116	132,262,383	98,364,475	–
Approval of GE 2007 long-term incentive plan	6,133,573,274	591,524,706	120,486,145	1,864,093,849
Approval of the material terms for senior officer performance goals	8,037,504,245	552,216,218	119,957,511	–

Source: GENERAL ELECTRIC CO, 10-Q, July 27, 2007

Shareowner Proposals

(1)	Cumulative voting	2,175,327,870	4,540,654,713	127,121,146	1,866,574,245
(2)	Curb over-extended directors	2,360,800,162	4,361,823,671	120,479,896	1,866,574,245
(3)	One director from the ranks of retirees	286,823,919	6,432,351,603	123,928,207	1,866,574,245
(4)	Independent board chairman	2,068,147,564	4,644,584,095	130,372,070	1,866,574,245
(5)	Eliminate dividend equivalents	2,143,053,765	4,555,937,556	144,112,408	1,866,574,245
(6)	Report on charitable contributions	488,485,004	5,496,305,562	858,313,163	1,866,574,245
(7)	Global warming report	384,011,976	5,608,011,098	851,080,655	1,866,574,245
(8)	Ethical criteria for military contracts	469,841,681	5,443,412,584	929,849,464	1,866,574,245
(9)	Report on pay differential	536,199,931	5,747,424,158	559,479,640	1,866,574,245

Election of Directors

Director	Votes Received	Votes Withheld
James I. Cash, Jr.	8,275,243,172	434,434,802
Sir William M. Castell	8,502,187,428	207,490,546
Ann M. Fudge	8,553,588,401	156,089,573
Claudio X. Gonzalez	6,462,545,385	2,247,132,589
Susan Hockfield	8,569,827,834	139,850,140
Jeffrey R. Immelt	8,499,118,112	210,559,862
Andrea Jung	8,491,486,856	218,191,118
Alan G. Lafley	8,512,576,577	197,101,397
Robert W. Lane	8,512,725,444	196,952,530
Ralph S. Larsen	8,501,369,822	208,308,152
Rochelle B. Lazarus	8,553,259,217	156,418,757
Sam Nunn	8,471,200,480	238,477,494
Roger S. Penske	8,285,739,748	423,938,226
Robert J. Swieringa	8,301,285,622	408,392,352
Douglas A. Warner III	8,272,048,895	437,629,079
Robert C. Wright	8,471,008,043	238,669,931

Source: GENERAL ELECTRIC CO, 10-Q, July 27, 2007

best interests of all shareowners. Because each director oversees the management of the company for the benefit of all shareowners, the Board believes that it is appropriately addressing shareowner concerns over the election process and that cumulative voting would not be in the best interests of all shareowners. The Board, therefore, recommends a vote against the proposal.

- **Shareowner Proposal No. 2—Curb Over-Extended Directors**

William Steiner, 112 Abbotsford Gate, Piermont, NY 10968, has notified us that he or his representative, John Chevedden, intends to present the following proposal at this year's meeting:

"RESOLVED: Curb Over-Extended Directors. Shareholders request that board service for our Directors be limited to a total of 3 directorships. One exception would be that fully-retired directors could serve on a maximum of 5 boards. These provisions to be included in our bylaws if practicable.

"Our company is in very complex and diverse businesses and consequently we should expect our directors to have the time for a special commitment to our company—and not be overextended by excessive commitments to other companies. Furthermore our 15-member board is unwieldy due to its size and thus could drift toward CEO-domination.

"Although our directors received notice of our concern for their being over-extended, in the form of shareholder proposals in 2004, 2005 and 2006, three of our directors still served on 5 to 10 boards each in 2006. The 2006 edition of this proposal won the highest vote of any 2006 GE shareholder proposal.

"GE Director Claudio Gonzalez was super-sized in over-extension with his 10 board seats in 2006. Mr. Gonzalez was also rated a "problem director" in 2005 by The Corporate Library (TLC) http://www.thecorporatelibrary.com/ an independent investment research firm. Reason: Mr. Gonzalez chaired the executive compensation committee at Home Depot, which received a CEO Compensation rating of "F" by TCL in 2005. Home Depot still had an "F" rating in corporate governance in 2006. Furthermore Mr. Gonzalez was an active CEO which connotes over-commitment concerns by itself. Mr. Gonzalez was additionally over-committed with service on 3 of our board's key Committees: Audit, Compensation and Nomination.

"Mr. Gonzalez's Compensation Committee service could have contributed to our company's "High Concern" rating in executive compensation. Additionally, Mr. Gonzalez received 10-times the number of against-votes at our 2006 annual meeting compared to some of his fellow GE board members.

"GE Director Samuel Nunn held 5 board seats, including three companies which had 2006 corporate governance ratings of "D" or "F" by The Corporate Library. This included Coca-Cola (KO) and Total System Services (TSS). Furthermore Mr. Nunn served on our Compensation Committee rated "High Concern."

"GE Director James Cash held 5 board seats and was on our key audit committee. Thus 40% of our key Audit Committee members (Mr. Cash and Mr. Gonzalez) each held 5 or 10 board seats each.

"Make sure that the directors aren't so busy serving on other corporate boards that they don't have time for the company whose shares you own." See "Take on the Street" by Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001

"Curb Over-Extended Directors

"Yes on 2"

Our Board of Directors recommends a vote AGAINST this proposal.

The Board has approved and implemented its Governance Principles, which specify that directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the Board for an extended period of time. These principles, which are published on the GE website at http://www.ge.com/en/citizenship/govcomp/governance.htm, also provide that directors who serve as business CEOs or in equivalent positions should not serve on more than two boards of public companies in addition to the GE Board, and other directors should not serve on more than four other boards of public companies in addition to the GE Board. When the Board adopted these principles, it permitted directors who then held positions in excess of these limits to maintain those positions unless the Board determined that doing so would impair the director's service on the GE Board. All of the GE directors have demonstrated great commitments of time, energy and oversight to GE. The Board has recently reaffirmed that those directors grandfathered at the time the Governance Principles were adopted continue to serve with energy and distinction. The Board believes that this proposal is unnecessary because the Board has adequately addressed the concerns it raises and therefore recommends a vote against the proposal.

- **Shareowner Proposal No. 3—One Director from the Ranks of Retirees**

Kevin Mahar, 33 Rockwood Road, Lynnfield, MA 01940, has notified us that he or his representative, John Chevedden, intends to present the following proposal at this year's meeting:

"Resolved: One Director from the Ranks of Retirees. Shareholders recommend that our Board of Directors adopt a policy that each year our Board nominate one Director candidate for our Company's Board of Directors who is a non-executive retiree of our company.

"The substantial number of shares held by the 205,000 General Electric retirees suggests that representation on the Board would be appropriate. A retiree would bring a unique perspective along with increased balance to the Board's deliberations. With 15 director positions on our board there is clearly room for one retiree director.

"By adopting this resolution, we will have the benefit of a director candidate with independence from company management and simultaneously add to the diversity of the Board. One retiree director could help correct an injustice concerning older retirees who get only an $18 per month pension. Correcting this injustice could improve the morale of all retirees and even current employees.

"Older retirees are not covered under a 2003 union contract for most retirees giving a minimum pension of $33 a month times the retiree's years of service. There are over 57,000 older retirees who could qualify for that $33 minimum. The shame of it all is that the GE pension trust is worth over $49 billion dollars with a surplus of over $9 billion. Correcting this injustice would cost about $250 million a year from the surplus. The amount from the surplus will diminish each year because these retirees are passing away.

"Our former Chairman Jack Welch said that GE retirees are the largest block of shareowners in our company. Consequently their interests are aligned with the interests of our company. Accordingly the largest block of shareowners should be represented on our board.

"One Director from the Ranks of Retirees

"Yes on 3"

Our Board of Directors recommends a vote AGAINST this proposal.

The Board's Nominating and Corporate Governance Committee strives to have a Board representing diverse experience at policy-making levels in business, government, education and technology, and in areas that are relevant to the company's global activities. With a Board currently comprised of 12 independent directors out of 16, from different professional and personal backgrounds, the Nominating and Corporate Governance Committee believes it has achieved its objective for an independent and diverse Board. In selecting director nominees, the committee, itself comprised wholly of independent directors, exercises its judgment in selecting the best possible nominees to serve all of our shareowners, and not just a constituency or faction. The committee screens all candidates for directorships in the same manner, regardless of the source of the recommendation. In light of the Board's independence and diversity, we see no reason to change the current nomination process or to require the committee to select one director nominee from the ranks of GE's non-management retirees. The Board therefore recommends a vote against this proposal.

- **Shareowner Proposal No. 4—Independent Board Chairman**

Helen Quirini, 2917 Hamburg Street, Schenectady, New York 12303, has notified us that she or her representative, John Chevedden, intends to present the following proposal at this year's meeting:

"RESOLVED: Shareholders request that our Board establish a rule (specified in our charter or bylaws if practicable) of separating the roles of our CEO and Board Chairman, so that an independent director who has not served as an executive officer of our Company, serve as our Chairman whenever possible.

"This proposal gives our company an opportunity to follow SEC Staff Legal Bulletin 14C to cure a Chairman's non-independence. This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of the 2007 shareholder meeting.

"The primary purpose of our Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including our Chief Executive Officer. Separating the roles of CEO and Chairman can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

"It is important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library, http://www.thecorporatelibrary.com/ an independent research firm rated our company:
  "D" in Corporate Governance.
  "High Concern" in Executive Pay.

"High" in Overall Governance Risk Assessment

- We had no Independent Chairman—Independent oversight concern.
- Cumulative voting was not allowed.
- We had 15 directors—Unwieldy board concern and potential for CEO dominance.
- There were too many active CEOs on our board (10)—Independence concern and CEO over-commitment concern.
- We had 3 insiders on our board—Independence concern.
- One director, Mr. Penske had non-director relationships with our company—Independence concern.

EXHIBIT C

Notice of 2006 Annual Meeting and Proxy Statement



period of time. These principles, which are enclosed in the Appendix at pages 54–61, also provide that directors who serve as business CEOs or in equivalent positions should not serve on more than two boards of public companies in addition to the GE Board, and other directors should not serve on more than four other boards of public companies in addition to the GE Board. When the Board adopted these principles, it permitted directors who then held positions in excess of these limits to maintain those positions unless the Board determined that doing so would impair the director's service on the GE board. All of the GE directors have demonstrated great commitments of time, energy and oversight to GE. The Board has recently reaffirmed that those directors grandfathered at the time the Governance Principles were adopted continue to serve with energy and distinction. The Board believes that this proposal is unnecessary because the Board has adequately addressed the concerns it raises and therefore recommends a vote against the proposal.

- **Shareowner Proposal No. 3 – One Director from the Ranks of Retirees**

William J. Freeda, 58 Ruth Court, Wantagh, NY 11793, has notified us that he or his representative, John Chevedden, intends to present the following proposal at this year's meeting:

"Resolved: One Director from the Ranks of Retirees. Shareholders recommend that our Board of Directors adopt a policy that each year our Board nominate one Director candidate for our Company's Board of Directors who is a non-executive retiree of our company.

"The substantial number of shares held by the 205,000 General Electric retirees suggests that representation on the Board would be appropriate. A retiree would bring a unique perspective along with increased balance to the Board's deliberations.

"Our former Chairman Jack Welch said that GE retirees are the largest block of shareowners in our company. Consequently their interests are aligned with the interests of our company. Accordingly the largest block of shareowners should be represented on our board.

"By adopting this resolution, we will have the benefit of a director candidate with independence from company management and simultaneously add to the diversity of the Board.

"One Director from the Ranks of Retirees

"Yes on 3"

Our Board of Directors recommends a vote AGAINST this proposal.

The Board's Nominating and Corporate Governance Committee strives to have a board representing diverse experience at policy-making levels in business, government, education and technology, and in areas that are relevant to the company's global activities. With a board currently comprised of 11 independent directors out of 15, from different professional and personal backgrounds, the Nominating and Corporate Governance Committee believes it has achieved its objective for an independent and diverse board. In selecting director nominees, the committee,

EXHIBIT D


10kWIZARD

FORM 10-Q

GENERAL ELECTRIC CO - GE

Filed: July 27, 2007 (period: June 30, 2007)

Quarterly report which provides a continuing view of a company's financial position

Item 2. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period(a)	Total number of shares purchased(b)	Average price paid per share	Total number of shares purchased as part of our share repurchase program(c)	Approximate dollar value of shares that may yet be purchased under our share repurchase program
(Shares in thousands)				
2007				
April	9,078	$35.95	2,522	
May	17,005	$37.43	16,615	
June	36,320	$37.92	35,410	
Total	62,403	$37.50	54,547	$11.7 billion

(a) Information is presented on a fiscal calendar basis, consistent with our quarterly financial reporting.

(b) This category includes 7,856 thousand shares repurchased from our various benefit plans, primarily the GE Savings and Security Program (the S&SP). Through the S&SP, a defined contribution plan with Internal Revenue Service Code 401(k) features, we repurchase shares resulting from changes in investment options by plan participants.

(c) This balance represents the number of shares that were repurchased through the 2004 GE Share Repurchase Program as modified by the GE Board in November 2005 and July 2007 (the Program) under which we are authorized to repurchase up to $27 billion of our common stock through 2008. The Program is flexible and shares are acquired with a combination of borrowings and free cash flow from the public markets and other sources, including GE Stock Direct, a stock purchase plan that is available to the public. As major acquisitions or other circumstances warrant, we modify the frequency and amount of share repurchases under the Program.

Item 4. Submission of Matters to a Vote of Security Holders

2007 Annual Meeting of Shareowners

(a) The 2007 Annual Meeting of Shareowners of General Electric Company was held on April 25, 2007.

(b) All director nominees were elected.

(c) Certain matters voted upon at the meeting and the votes cast with respect to such matters are as follows:

Proposals and Vote Tabulations

	Votes Cast			Broker
Management Proposals	For	Against	Abstain	Non-votes
Ratification of KPMG as independent auditors	8,098,514,020	522,683,951	88,480,003	–
Approval of adoption of majority voting for the election of directors	8,479,051,116	132,262,383	98,364,475	–
Approval of GE 2007 long-term incentive plan	6,133,573,274	591,524,706	120,486,145	1,864,093,849
Approval of the material terms for senior officer performance goals	8,037,504,245	552,216,218	119,957,511	–

Source: GENERAL ELECTRIC CO, 10-Q, July 27, 2007

Shareowner Proposals

(1)	Cumulative voting	2,175,327,870	4,540,654,713	127,121,146	1,866,574,245
(2)	Curb over-extended directors	2,360,800,162	4,361,823,671	120,479,896	1,866,574,245
(3)	One director from the ranks of retirees	286,823,919	6,432,351,603	123,928,207	1,866,574,245
(4)	Independent board chairman	2,068,147,564	4,644,584,095	130,372,070	1,866,574,245
(5)	Eliminate dividend equivalents	2,143,053,765	4,555,937,556	144,112,408	1,866,574,245
(6)	Report on charitable contributions	488,485,004	5,496,305,562	858,313,163	1,866,574,245
(7)	Global warming report	384,011,976	5,608,011,098	851,080,655	1,866,574,245
(8)	Ethical criteria for military contracts	469,841,681	5,443,412,584	929,849,464	1,866,574,245
(9)	Report on pay differential	536,199,931	5,747,424,158	559,479,640	1,866,574,245

Election of Directors

Director	Votes Received	Votes Withheld
James I. Cash, Jr.	8,275,243,172	434,434,802
Sir William M. Castell	8,502,187,428	207,490,546
Ann M. Fudge	8,553,588,401	156,089,573
Claudio X. Gonzalez	6,462,545,385	2,247,132,589
Susan Hockfield	8,569,827,834	139,850,140
Jeffrey R. Immelt	8,499,118,112	210,559,862
Andrea Jung	8,491,486,856	218,191,118
Alan G. Lafley	8,512,576,577	197,101,397
Robert W. Lane	8,512,725,444	196,952,530
Ralph S. Larsen	8,501,369,822	208,308,152
Rochelle B. Lazarus	8,553,259,217	156,418,757
Sam Nunn	8,471,200,480	238,477,494
Roger S. Penske	8,285,739,748	423,938,226
Robert J. Swieringa	8,301,285,622	408,392,352
Douglas A. Warner III	8,272,048,895	437,629,079
Robert C. Wright	8,471,008,043	238,669,931

Source: GENERAL ELECTRIC CO, 10-Q, July 27, 2007

Shareowner Proposal No. 3—One Director from the Ranks of Retirees

Kevin Mahar, 33 Rockwood Road, Lynnfield, MA 01940, has notified us that he or his representative, John Chevedden, intends to present the following proposal at this year's meeting:

"Resolved: One Director from the Ranks of Retirees. Shareholders recommend that our Board of Directors adopt a policy that each year our Board nominate one Director candidate for our Company's Board of Directors who is a non-executive retiree of our company.

Table of Contents

"The substantial number of shares held by the 205,000 General Electric retirees suggests that representation on the Board would be appropriate. A retiree would bring a unique perspective along with increased balance to the Board's deliberations. With 15 director positions on our board there is clearly room for one retiree director.

"By adopting this resolution, we will have the benefit of a director candidate with independence from company management and simultaneously add to the diversity of the Board. One retiree director could help correct an injustice concerning older retirees who get only an $18 per month pension. Correcting this injustice could improve the morale of all retirees and even current employees.

"Older retirees are not covered under a 2003 union contract for most retirees giving a minimum pension of $33 a month times the retiree's years of service. There are over 57,000 older retirees who could qualify for that $33 minimum. The shame of it all is that the GE pension trust is worth over $49 billion dollars with a surplus of over $9 billion. Correcting this injustice would cost about $250 million a year from the surplus. The amount from the surplus will diminish each year because these retirees are passing away.

"Our former Chairman Jack Welch said that GE retirees are the largest block of shareowners in our company. Consequently their interests are aligned with the interests of our company. Accordingly the largest block of shareowners should be represented on our board.

"One Director from the Ranks of Retirees

"Yes on 3"

[Rule 14a-8 Proposal, October 31, 2007]

3 – One Director from the Ranks of Retirees

Resolved: One Director from the Ranks of Retirees. Shareholders recommend that our Board of Directors adopt a policy that each year our Board nominate one Director candidate for our Company's Board of Directors who is a non-executive retiree of our company.

Kevin Mahar, 33 Rockwood Road, Lynnfield, MA 01940 sponsors this proposal.

The substantial number of shares held by the 205,000 General Electric retirees suggests that representation on the Board would be appropriate. A retiree would bring a unique perspective along with increased balance to the Board's deliberations. With 16 directors on our board in 2007 there is clearly room for one retiree director. One retire director would represent just 6% of the membership of the board – but could offer a unique perspective.

By adopting this resolution, we will have the benefit of a director candidate with independence from company management and simultaneously add to the diversity of the Board. One retiree director could help correct an injustice concerning older retirees who get only an $18 monthly pension. Correcting this injustice could improve the morale of current employees.

Older retirees are not covered under a 2003 union contract for most retirees that gives a minimum monthly pension of $33 times the retiree's years of service. There were 57,000 older retirees who could qualify for that $33 minimum. The shame of it all is that the GE pension trust was worth over $49 billion dollars with a surplus of over $9 billion. Correcting this injustice would cost about $250 million a year from the surplus. The amount from the surplus will diminish each year because there are fewer older retirees each year.

Our former Chairman Jack Welch said that GE retirees are the largest block of shareowners in our company. Consequently their interests are aligned with the interests of our company. Accordingly the largest block of shareowners should be represented on our board.

One Director from the Ranks of Retirees

Yes on 3

Notes:

Kevin Mahar, 33 Rockwood Road, Lynnfield, MA 01940 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Kevin Mahar
33 Rockwood Road
Lynnfield, MA 01940

Mr. Jeffrey Immelt
Chairman
General Electric Company (GE)
3135 Easton Turnpike
Fairfield, CT 06828
PH: 203-373-2211
FX: 203-373-3131

Rule 14a-8 Proposal

Dear Mr. Immelt,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,



Kevin Mahar

Oct 16, 2007
Date

cc: Brackett B. Denniston III
Corporate Secretary
PH: 203-373-2243
FX: 203-373-2523

EXHIBIT B

Notice of 2007 Annual Meeting and Proxy Statement



DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 20, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated November 30, 2007

The proposal recommends that the board adopt a policy to nominate one director candidate who is a non-executive retiree of the company.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(12)(ii). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,



Peggy Kim
Attorney-Adviser

END